Exhibit 99.1

McCarthy Tétrault S.E.N.C.R.L., s.r.l. 500, Grande Allée Est, 9e étage Québec, QC G1R 2J7 Canada

July 16, 2021

IMV Inc.

130 Eileen Stubbs Avenue, Suite 19

Dartmouth, NS B3B 2C4

Dear Sirs/Mesdames:

Re:	IMV Inc. (the “Corporation”)

We refer you to the registration statement on Form F-10 dated July 16, 2021 (the “Registration Statement”) of the Corporation to which this consent is exhibited. We hereby consent to the use of our firm name on the face page of the Registration Statement and in the shelf prospectus supplement included therein, under the headings “Documents Filed as Part of the U.S. Registration Statement” and “Legal Matters” and to our name and opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”.

In giving this consent, we do not thereby acknowledge that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

(s) McCarthy Tétrault LLP